Nomad Royalty Company Ltd.
(formerly Guerrero Ventures Inc.)

Consolidated financial statements for the years ended December 31, 2020 and 2019

(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nomad Company Royalty Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Nomad Company Royalty Ltd. and its subsidiaries (together, the Company) as of December 31, 2020 and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinions
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of deferred income tax assets

As described in Notes 3, 5 and 16 to the consolidated financial statements, the Company recognized deferred income tax assets amounting to $42.1 million as of December 31, 2020. Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Management reassesses its deferred income tax assets at the end of each reporting period. In recognizing deferred income tax assets, management makes judgements related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces.

The principal considerations for our determination that performing procedures relating to recognition of deferred income tax assets is a critical audit matter are (i) the judgements by management when developing the future taxable income which in turn led to (ii) a high degree of auditor judgement, subjectivity and audit effort in performing procedures and evaluating the audit evidence relating to the forecasted cash flows from operations which require the use of estimates and assumptions such as the long‑term commodity prices and recoverable metal ounces.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the recognition of deferred income tax assets, including the assessment of whether it is probable that sufficient future taxable income will be available against which the temporary differences can be utilized. The assessment of the sufficiency of the future taxable income involved (i) testing the underlying data used by management in determining the future taxable income; (ii) evaluating the reasonability of forecasted cash flows from operations by considering the current performance of the Company; assessing the reasonableness of long-term commodity prices by comparing them to third party industry forecasts; and assessing the reasonableness of recoverable metal ounces by comparing them to technical information provided to management by operators of royalty and stream interests; and (iii) evaluating whether management appropriately adjusted for differences between forecasted cash flows from operation and future taxable income.

Valuation of the embedded Conversion option derivative related to the acquisition of the Yamana Portfolio

As described in Notes 5, 6, 10, 12 and 21 to the consolidated financial statements, on May 27, 2020, the Company completed the acquisition of the Yamana Portfolio for a total consideration of $65 million. Pursuant to a deferred payment agreement between the Company and the Yamana Group, the Company will pay $10 million of the $20 million cash consideration through a deferred payment, which has a two‑year term (subject to an early redemption feature) and bears interest at an annual rate of 3%. The principal amount of the deferred payment and interest thereon is convertible, at any time, at the option of the Yamana Group into common shares of the Company at a price of CAD $0.90 per share. The deferred payment is a compound financial instrument, comprising a debt host and conversion and early redemption option portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated balance sheet. The Company recognized a debt host with an initial carrying amount of $8.7 million which represents the residual amount of the deferred payment after separating out the $1.3 million fair value of the embedded Conversion option derivative. The fair value of the embedded Conversion option derivative is estimated using a Monte-Carlo valuation model to simulate the Company’s future share price volatility.

The principal considerations for our determination that performing procedures relating to valuation of the embedded Conversion option derivative relating to the acquisition of the Yamana Portfolio is a critical audit matter are (i) the use of significant assumptions by management, including the Company’s future share price volatility, in assessing the fair value of the embedded Conversion option derivative which in turn led to (ii) a high degree of auditor judgement, subjectivity and audit effort in performing procedures and in evaluating the audit evidence obtained relating to the assumption with respect to the Company’s future share price volatility; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for determining the valuation of the embedded Conversion option derivative, including evaluating the appropriateness of the Monte-Carlo valuation model; (ii) evaluating the reasonableness of the assumptions used by management, including the Company’s future share price volatility by considering external market data; (iii) testing the completeness and accuracy of underlying data used in the Monte-Carlo valuation model; and (iv) professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s Monte-Carlo valuation model.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
March 30, 2021

We have served as the Company’s auditor since 2020.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Nomad Royalty Company Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Nomad Royalty Company Ltd. (the Company) as of December 31, 2019, the related consolidated statement of income and comprehensive income, cash flows and changes in equity for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and its financial performance and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company’s auditor since 2020 to 2021.

Toronto, Canada
March 30, 2021

Nomad Royalty Company Ltd.
Consolidated balance sheets
(tabular amounts expressed in thousands of United States dollars)

	Notes	December 31, 2020	December 31, 2019
		$	$
Assets
Current assets
Cash		22,517	—
Amounts receivable	7	1,349	140
Gold prepay loan	9	6,920	6,842
Other assets	8	1,023	300
Total current assets		31,809	7,282
Non-current assets
Gold prepay loan	9	8,237	—
Royalty and stream interests	10	207,923	68,973
Deferred income taxes	16	42,059	—
Total non-current assets		258,219	68,973
Total assets		290,028	76,255
Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	4,391	375
Total current liabilities		4,391	375

Non-current liabilities
Deferred payment liability – host contract	12	9,046	—
Deferred payment liability – conversion option	12	3,013	—
Total non-current liabilities		12,059	—
Total liabilities		16,450	375
Equity
Common shares	14	254,210	—
Net parent investment	14	—	75,880
Warrants		2,838	—
Contributed surplus		3,091	—
Retained earnings		13,439	—
Total equity		273,578	75,880
Total liabilities and equity		290,028	76,255
Commitments (Note 23)
Subsequent event (Note 25)

As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board
(signed) Vincent Metcalfe, Director	(signed) Jamie Porter, Director

Nomad Royalty Company Ltd.
Consolidated statements of income and comprehensive income
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

		Year ended
	Notes	December 31, 2020	December 31, 2019
		$	$
Revenue
Gold and silver sales		24,955	17,377
Other revenue		1,811	—
Total revenue	20	26,766	17,377
Cost of sales
Purchased cost of gold and silver		14,364	14,670
Depletion of royalty, stream and other interests	10	7,869	2,591
Total costs of sales		22,233	17,261
Gross profit		4,533	116
Other operating expenses (income)	17
General and administrative expenses		2,708	2,448
Share-based compensation	15	2,742	—
Change in fair value of gold prepay loan	9	(5,454)	(4,290)
Listing expenses	6	23,492	—
Total other operating expenses (income)		23,488	(1,842)
Operating income (loss)		(18,955)	1,958
Other expenses
Change in fair value of conversion option	12	(1,693)	—
Finance costs		(787)	—
Foreign exchange loss		(27)	—
Total other expenses		(2,507)	—
Income (loss) before income taxes		(21,462)	1,958
Income tax recovery	16	41,573	—
Net income and comprehensive income		20,111	1,958

Earnings per share	18
Basic		0.05	0.01
Diluted		0.04	0.01

Weighted average number of common shares outstanding	18
Basic (in thousands)		446,616	327,718
Diluted (in thousands)		450,753	327,718

Net income and comprehensive income are entirely attributable to the Company’s shareholders.

As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of cash flows
(tabular amounts expressed in thousands of United States dollars)

		Year ended
	Notes	December 31, 2020	December 31, 2019
		$	$
Operating activities
Net income for the period		20,111	1,958
Adjustments for:
Cost of sales related to gold prepay loan		11,674	13,996
Depletion of royalty, stream and other interests	10	7,869	2,591
Share-based compensation	15	2,742	—
Change in fair value of gold prepay loan	9	(5,454)	(4,290)
Listing expense	6	22,390	—
Change in fair value of conversion option	12	1,693	—
Deferred income tax recovery	16	(41,812)	—
Finance costs		471	—
Interest received		1,107	692
Changes in other assets and liabilities	19	(393)	17
Cash provided by operating activities		20,398	14,964
Investing activities
Cash acquired	6, 10	11,344	—
Acquisition of gold prepay loan	9	(15,500)	—
Acquisition of royalty, stream and other interests	10	(15,293)	(50,000)
Cash used in investing activities		(19,449)	(50,000)
Financing activities
Proceeds on issuance of common shares	14	9,652	—
Share issue expenses	14	(863)	—
Financing fees		(430)	—
Dividends paid		(1,966)	—
Net parent investment		15,175	35,036
Net cash provided by financing activities		21,568	35,036
Net increase in cash		22,517	—
Cash at beginning of period		—	—
Cash at end of period		22,517	—

As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity
(tabular amounts expressed in thousands of United States dollars)

	Notes	Number of common shares outstanding (1)	Common shares	Net parent investment	Warrants	Contributed surplus	Retained Earnings	Total
			$	$	$	$	$	$

Balance as at December 31, 2019		327,717,520	—	75,880	—	—	—	75,880
Net income and comprehensive income		—	—	2,485	—	—	17,626	20,111
Net parent investment		—	—	15,175	—	—	—	15,175
Issuance of shares to parent	14	—	93,540	(93,540)	—	—	—	—
Deemed issuance to investors of Guerrero Ventures Inc. as part of the Reverse Take-over:	6							—
- Common shares		33,282,236	21,737	—	—	—	—	21,737
- Share options		—	—	—	—	1,108	—	1,108
Dividends declared		—	—	—	—	—	(4,187)	(4,187)
Issuance of shares – Acquisitions
- Bonikro Gold Stream	6	68,738,445	38,160	—	—	—	—	38,160
- Yamana Portfolio	6	66,500,000	37,786	—	—	—	—	37,786
- Troilus Gold Royalty	10	5,769,231	6,456	—	209	—	—	6,665
- Valkyrie Royalty Inc.	10	7,399,970	8,906	—	—	—	—	8,906
- Coral Gold Resources Ltd.	10	39,994,252	37,603	—	2,629	—	—	40,232
- Blackwater Gold Royalty	10	791,854	628	—	—	—	—	628
Issuance of shares – Private placement	6, 14	14,777,778	9,652	—	—	—	—	9,652
Share-based compensation	14
- Share options		—	—	—	—	1,329	—	1,329
- Restricted share units		—	—	—	—	1,030	—	1,030
- Deferred share units		—	—	—	—	383	—	383
Settlement of restricted share units in common shares	14	457,838	366	—	—	(759)	—	(393)
Share issuance costs, net of income taxes of $247,000		—	(624)	—	—	—	—	(624)

Balance as at December 31, 2020		565,429,124	254,210	—	2,838	3,091	13,439	273,578
(1) The shares issued to the parent upon the Reverse Take-over are deemed to have been issued and outstanding since January 1, 2019 for purposes of these consolidated financial statements.
As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.
The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (continued)
(tabular amounts expressed in thousands of United States dollars)

Net parent investment
$

Balance as at December 31, 2018	38,886
Net income and comprehensive income	1,958
Net parent investment	35,036

Balance as at December 31, 2019	75,880

As further described in Note 2, the information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these consolidated financial statements.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 1 – Description of Business and Nature of Operations
Nomad Royalty Company Ltd. (formerly Guerrero Ventures Inc.) (“Nomad” or the “Company”) was incorporated on February 20, 1961 in British Columbia, Canada and has been continued as a federal corporation subject to the provisions of the Canada Business Corporations Act (the "Continuance") on December 20, 2019. Prior to the Continuance, the Company was subject to the Business Corporations Act (British Columbia).
On May 25, 2020, the Company changed its name from “Guerrero Ventures Inc.” to “Nomad Royalty Company Ltd.”. On May 27, 2020, Nomad completed a reverse take-over (the “RTO”) comprised of two related vend in agreements as well as a concurrent private placement of subscription receipts (the “Transactions”) (see Note 6).
On May 29, 2020, Nomad’s common shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NSR”. Nomad's common shares are also quoted for trading on the OTCQX market and the Frankfurt Stock Exchange under the symbol “NSRXF” and “IRLB”, respectively. The Company’s registered office is 1275 Av. des Canadiens de Montréal, Suite 500, Montreal, Québec, H3B 0G4.
The Company had no active operations until the Transactions, which fundamentally changed the Company’s business. The RTO involved the acquisition by Nomad of stream and gold loan assets from Orion Mine Finance Fund II LP, Orion Mine Finance Fund III LP, OMF Fund II (Li) LP and OMF Fund III (Mg) Ltd. (collectively, the “Orion Group”). In addition, Nomad acquired royalties and a contingent payment on the commencement of commercial production of one project from Yamana Gold Inc. and one of its affiliates (collectively, the “Yamana Group”).
Since completion of the Transactions, Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 14 royalty, stream and gold loan assets, of which 6 are on currently producing mines.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 2 - Basis of Presentation and Statement of Compliance
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements also include the combined carve-out financial statements of the Orion Fund II Portfolio described below for all periods prior to the Transactions, as these assets were ultimately under common control before and after the Transactions and there has been no substantive change in operations.
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. These consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency. References to “CAD $” refer to Canadian dollars.
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The accounting policies applied in the preparation of these consolidated financial statements have been consistently applied for all periods presented, except for the new significant accounting policies described in Note 3, the inclusion of a Gross profit subtotal, the reclassification of the interest income on the gold prepay loan within the change in fair value of the gold prepay loan and the presentation of the Change in fair value of gold prepay loan within results from operations. The comparative figures for the year ended December 31, 2019 were adjusted accordingly.
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.
These consolidated financial statements were authorized for issue by the Board of Directors of the Company on March 30, 2021.
Basis of presentation prior to the RTO and relationship with Orion Group
The comparative financial information as at December 31, 2019, for the year ended December 31, 2019 and for the period from January 1, 2020 to May 27, 2020, have been prepared in accordance with IFRS using the same accounting policies as outlined in Note 3 with the exception of the changes described above.
Historically, the combined carve-out financial statements have been prepared by management of the Orion Mine Finance Group of Funds (“OMF Funds”) in connection with the February 23, 2020 agreement for the proposed sale of a portfolio of investments in mining assets owned by the Orion Group, to Guerrero Ventures Inc. in exchange for common shares of the Company as consideration (the “Orion Vend In Agreement”).

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Through the Orion Vend In Agreement, Nomad acquired, among other things, the following assets from Orion (referred to herein as the “Orion Fund II Portfolio”):
1.Blyvoor Gold Stream;
2.Woodlawn Silver Stream and Lead Marketing Fee Arrangement;
3.Mercedes and South Arturo Silver Stream; and
4.Premier Gold Prepay Loan.
The above Orion Fund II Portfolio assets were acquired through the purchase of the shares of OMF Funds and the direct purchase of Woodlawn Silver Stream from OMF Fund II (Li) LP (“OMF Li”). OMF Funds was a holding company whose sole business activity was to hold various stream and other assets. Prior to the completion of the Orion Vend In Agreement, the business of OMF Funds was reorganized such that its sole business activity is to hold the Blyvoor Gold Stream, the Mercedes and South Arturo Silver Stream and the Premier Gold Prepay Loan.
The comparative financial information represents the activities, assets and liabilities of the Orion Fund II Portfolio on a “carve-out” basis, rather than representing the legal structure. For all comparative periods presented, the economic activities related to the Orion Fund II Portfolio are combined as they were under common control. Historically, financial statements have not been prepared by the Orion Group for the Orion Fund II Portfolio as they had not been operated as a separate business by the Orion Group. Accordingly, the financial statements for periods prior to the RTO reflect the financial statements for the Orion Fund II Portfolio in a manner consistent with how the Orion Group managed the Orion Fund II Portfolio and as though the Orion Fund II Portfolio had been a separate entity. All material assets and liabilities specifically identified to the Orion Fund II Portfolio and all material revenues and expenses specifically attributable to the Orion Fund II Portfolio and allocations of overhead expenses have been presented in the financial statements for periods prior to the RTO.
Where appropriate, certain transactions and balances have been attributed to the Orion Fund II Portfolio based on specific identification or allocation. This allocation has been completed based on the following general process:
•Receivables and payables: unless balances could be specifically assigned, these are not allocated to the investments.
•Management fee expenses are allocated according to the respective cost of investments.
•Other general and administrative expenses: unless they can be specifically assigned, these are allocated across all investments according to the fair market value of the investments.
•Cash balances: For periods prior to January 1, 2020, the Orion Fund II Portfolio did not maintain its own cash accounts and all historical cash flows were received and paid by the Orion Funds that owned the portfolio of assets. As a result, no cash balances were included in the combined carve-out financial statements and the net cash flows were reflected in the Net Parent Investment equity account for periods prior to May 27, 2020.
Net parent investment represents contributions by Orion to the Orion Fund II Portfolio for purposes of investment in the Orion Fund II Portfolio assets less amounts owed to Orion for management fees and other general and administrative expenses and the net cash flows of the Orion Fund II Portfolio from the purchase and sale of metals, as the Orion Fund II Portfolio did not hold its own cash balances as noted above.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The comparative financial information do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had Orion Fund II Portfolio operated as an independent entity and had it presented stand-alone financial statements during the periods presented.
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world in 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. The full extent and impact of the COVID-19 pandemic is unknown and to date has included volatility in financial markets, a slowdown in economic activity and volatility in commodity prices (including gold and silver). The Company completed a review of all operations on which the Company holds royalty, stream and other interests to identify the impacts of COVID-19. During the first and second quarter of 2020, a number of mining projects in respect of which the Company holds royalty, stream or other interests, were suspended for operational restrictions or as governments declared a state of emergency or taken other actions, but most operations have restarted since then. As at December 31, 2020, the Company has not recorded any adjustments directly attributable to the COVID-19 pandemic.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 3 - Significant Accounting Policies
Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are all entities (including structured entities) over which the group has control. The Company controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.
The main subsidiaries of the Company, all of which are wholly-owned, and their geographic locations are as follows:

Entity	Jurisdiction
OMF Fund II SO Ltd.	Canada
OMF Fund III (Mg) Ltd.	Canada
Valkyrie Royalty Inc.	British Columbia
Coral Gold Resources Ltd.	British Columbia
Coral Resources Inc.	Nevada, USA
Foreign currency translation
Functional and presentation currency
The consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company and its subsidiaries.
Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the Company, using the exchange rate prevailing at the dates of the applicable transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and the remeasurement of monetary items and available-for-sale securities at the date of the consolidated balance sheets are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the dates of the applicable transactions.
Financial instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Financial assets and financial liabilities are initially measured at fair value. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques.
Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.
Financial assets - Amortized cost
Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.
Financial assets at amortized cost include bank balances, trade receivables and interest receivable.
Financial assets - Fair value through profit or loss
Gold prepay loan is classified as fair value through profit or loss and is measured at fair value at the end of each reporting period, with any change in fair value arising on remeasurement recognized as a component of net income.
Financial liabilities - Amortized cost
This category includes accounts payable and accrued liabilities and deferred payment liability (debt host component), all of which are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial instruments are measured at amortized cost using the effective interest method.
Financial liabilities - Fair value through profit or loss
This category includes the conversion option embedded in the deferred payment liability (derivative component), which is initially recognized at fair value and carried subsequently at fair value with changes in fair value recognized in the statement of income. The embedded derivative that constitutes the conversion option is recorded at fair value separately from the host contract, as its economic characteristics and risks are not clearly and closely related to those of the host contract.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Impairment of financial assets
At each reporting period, the Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected. The Company’s financial assets subject to impairment are its trade receivable and cash balances. The Company uses a simplified approach to always measure loss allowances for its amounts receivable at an amount equal to lifetime ECLs. The Company assumes that there is no significant increase in credit risk for instruments that have a low credit risk.
Cash
Cash includes cash on hand and deposits held with banks.
Gold prepay loan
The predominant feature of the contract is the delivery of the commodity (gold), therefore, the gold prepay loan does not meet the definition of a financial asset and as such, is not explicitly within the scope of IFRS 9 Financial Instruments. However, a “substance-based” accounting model has been applied due to the lack of specific IFRS guidance, and management has assessed that the gold prepay is in substance a financing arrangement. As a result, the guidance in IFRS 9 has been applied by analogy. As the payments under the loan do not consist of solely payments of principal and interest, the gold prepay loan is accounted as a financial asset at fair value through profit or loss.
Throughout the year, deliveries of gold are recorded as inventory and as a reduction in the loan balance based on the fair value of the gold on the delivery date, reflecting partial settlement of the fair value of the loan at each delivery date. The fair value of the gold prepay loan is determined inclusive of interest income.
The current portion of the gold prepay is determined at each reporting date based on the fair value of the gold required to be delivered in the following year.
Inventories
Inventories are mainly comprised of gold and silver bullion that have not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis. Cost of gold deliveries from the gold prepay loan is based on the fair value of the gold on the delivery date.
Royalty, stream and other interests
Royalty, stream and other interests comprise acquired royalty interests and stream metal purchase agreements in producing, development and exploration and evaluation stage properties and are recorded at cost and capitalized as tangible assets with finite lives. Producing interests are those that generate revenue from steady-state operations for the Company. Development assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration and evaluation assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and other interests for producing and development assets are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Equipment, while exploration and evaluation assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.
The cost of the asset is comprised of its purchase price, any transaction costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.
In subsequent periods, the assets are measured at cost less accumulated depletion and accumulated impairment losses.
Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the royalty or stream interests which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Management relies on information available under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests.
On acquisition of a producing or a development royalty or stream interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as a non-depletable asset until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be transferred to the depletable category.
Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.
Impairment of non-financial assets
Producing and development royalty, stream and other interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash or metal deliveries are generated.
An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash-flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral properties that could affect the future recoverability of the Company’s interests.
Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of the net present value of estimated future cash flows. Impairment losses are charged to the mineral interest. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.
Interests classified as exploration and evaluation are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.
Income taxes
Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net income except to the extent that they relate to items recognized directly in equity or as a component of the other comprehensive income.
Current income tax is the expected tax payable on the taxable income for the year, using tax laws enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for, if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net income except to the extent that they relate to items recognized directly in equity or as a component of the other comprehensive income.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Common shares
Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs. In the context of the reverse take-over transaction (Note 6), the shares issued to the parent upon said reverse take-over are deemed to have been issued and outstanding since January 1, 2019 for purposes of these consolidated financial statements.
Warrants
Share purchase warrants are classified as equity. Incremental costs directly attributable to the issuance of share purchase warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs. Upon exercise, the original consideration is reallocated from warrants to common shares.
Revenue recognition
Revenue relating to the sale of metals is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied the performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether the Company has a present right of payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the products.
Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream interest agreements or agreements with customers. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.
Under its royalty and stream arrangements, the Company acquires or receives refined metal from operators of mining properties on which the Company has royalty, stream and other interests. The Company sells the refined metal received under these arrangements to third parties under separate sales contracts. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the transaction date based on the spot price for the commodity and payment of the transaction price is due at delivery date when control has been transferred. For royalty and stream arrangements paid in cash, revenue recognition will depend on the related agreement.
Costs of sales
Cost of sales represents the purchase price for gold and silver sold that was acquired under the Company’s stream agreements, gold received as non-cash settlement of the gold prepay loan and depletion of royalty, stream and other interests.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Share-based compensation
The Company recognizes share-based compensation expense for all share purchase options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options, RSUs, PSUs and DSUs at the date of grant. The fair values of share purchase options, RSUs, PSUs and DSUs at the date of grant are expensed over the vesting periods of the share purchase options, RSUs, PSUs and DSUs, respectively, with a corresponding increase to contributed surplus.
The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs, PSUs and DSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and the anticipated performance factor for PSUs and recognizes the impact of any revisions to this estimate in the consolidated statement of income.
Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.
Net income (loss) per share
The net income (loss) per share calculation (“EPS”) is based on the weighted average number of shares outstanding, including shares deemed outstanding in the context of the reverse take-over transaction, for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of the Company by the weighted average number of common shares outstanding during the period.
The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the share options, RSUs, PSUs and DSUs and the if-converted method is used for the convertible deferred payment. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding share options, RSUs, PSUs, DSUs and the convertible deferred payment.
Segment reporting
The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business under a single operating segment, consisting of acquiring and managing precious metal and other royalty, stream and other interests.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 4 - New Accounting Standards
The following new standards are effective for the first time for the annual periods beginning on or after January 1, 2020 and are applied in preparing the consolidated financial statements:
Amendment to IFRS 3 Business Combinations
The amendments to IFRS 3 clarify the definition of a business and include an optional concentration test to determine whether an acquired set of activities and assets is a business. The Company adopted the amendment to IFRS 3 on January 1, 2020 and applied these amendments to acquisition transactions that occurred during 2020.
Amendments to IAS 1 Presentation of Financial Statements
The amendments to IAS 1 Presentation of Financial Statements provide a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of financial statements for general purposes make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted the amendments to IAS 1 on January 1, 2020, which did not have an impact on the consolidated financial statements disclosures.
New standards and interpretations not yet adopted
The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2020. Many of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current.
The amendments:
–clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
–clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
–make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.
This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 5 - Critical Accounting Estimates and Judgements
Critical accounting estimates and assumptions

Reserves and resources
Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the reserves and resources of the underlying ore body to which the interests relate may have a significant effect on the Company’s consolidated financial statements. Estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of the royalty, stream and other interests. In respect of these interests, the public disclosures of reserves and resources that are released by the operators of these interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions made in estimating the size and grade of the ore body. These assumptions are, by their very nature, subject to interpretation and uncertainty.
The Company adjusts its estimates of reserves, resources and exploration potential, if applicable, to reflect the Company’s percentage entitlement to metals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgements to interpret the data.
Changes in the reserve estimates, resource estimates or exploration potential estimates may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of the royalty, stream and other interests. The Company’s royalty, stream and other interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s royalty, stream and other interests. Depletion calculations require determination of the amount of recoverable resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.
Impairment of royalty, stream and other interests
Assessment of impairment of royalty, stream and other interests at the end of each reporting period requires the use of judgements, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and other interests. The assessment of fair values requires the use of estimates and assumptions for long-term commodity prices, discount rates, recoverable ounces of attributable metals, reserve and resource conversion, foreign exchange rates, future capital expansion plans and operating performance. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream and other interests measured at cost, could impact the impairment analysis.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Valuation of the conversion option of the deferred payment to Yamana Gold Inc.
The Company’s deferred payment to Yamana Gold Inc. is a compound financial instrument, comprising a debt host and conversion and early redemption option portion (“Conversion option”). As the Conversion option meets the definition of an embedded derivative, it is reflected at fair value for financial reporting purposes. The fair value is estimated using a Monte-Carlo valuation model that requires the use of estimates and assumptions with respect to the Company’s future share price volatility. Changes in any of the assumptions and estimates used in determining the fair value of the Conversion option may materially affect the recorded amounts.
Critical accounting judgements
Asset acquisitions and business combinations
The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of critical judgement. This assessment requires the use of judgement when assessing whether an acquisition includes inputs and a significant process that together significantly contribute to the ability to create outputs. In addition, IFRS 3 Business Combinations also propose a screening test that determines that a set of activities and assets is not considered a business if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. This screening test involves the use of judgement. Changes in the judgement used in determining if an acquisition meets the definition of a business could impact the amounts recorded in the consolidated financial statements at the time of the acquisition.
Impairment of exploration and evaluation royalty, stream and other interests
Assessment of impairment of royalty, stream and other interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the royalty, stream and other interests are unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities; and a significant decrease in current or forecast commodity prices.
Changes in the judgements used in determining the fair value of the royalty, stream and other interests on exploration and evaluation properties could impact the impairment analysis.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Impairment of producing royalty, stream and other interests
Assessment of impairment of producing royalty, stream and other interest requires the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s producing royalty, stream and other interests. Factors that could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant reduction in mineral reserve and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected; a significant decrease in current or forecast commodity prices; and other relevant information received from the operators that indicates production from mineral interests will not likely occur or may be significantly reduced in the future.
Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests could impact the impairment analysis.
Income taxes
The interpretation and application of existing tax laws, regulations or rules in Canada or any of the countries in which the Company’s subsidiaries or the mining operations in which the Company holds interests are located or to which deliveries of precious metals are made requires the use of judgement. The likelihood that tax positions taken will be accepted is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.
In recognizing deferred income tax assets, the Company makes judgements related to expectations of future taxable income, including the expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable metal ounces. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual taxable income differs significantly from expected taxable income. The Company reassesses its deferred income tax assets at the end of each reporting period.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 6 – Reverse Take-over and Related Transactions
On May 27, 2020, Nomad completed a transaction in connection with the (i) Orion Vend In Agreement entered into among the Company and the Orion Group; and the (ii) Royalty and Contingent Payment Purchase Agreement dated February 23, 2020 (collectively with the Orion Vend In Agreement, the “Vend In Agreements”) entered into among the Company and the Yamana Group. The Vend In Agreements involved the acquisition by Nomad of an aggregate of six stream and gold loan assets from the Orion Group for total consideration of $268.3 million (including $221.8 million for the Orion Fund II Portfolio and $46.5 million for the Bonikro Gold Stream) as well as the acquisition of three royalties and a contingent payment on the commencement of commercial production of one project from the Yamana Group for a total consideration of $65 million (the “Yamana Portfolio”) (collectively the “RTO Transaction”).
In connection with the RTO Transaction, the Company completed a private placement of 14,777,778 subscription receipts for gross proceeds of $9.7 million (CAD $13.3 million) through a syndicate of securities dealers (the “Financing”). A portion of the proceeds from the Financing was used to fund the cash component of the consideration payable to the Yamana Group. Upon completion of the Vend In Agreements, each subscription receipt was automatically exchanged for one common share of the Company.
The Company satisfied the purchase price payable to the Orion Group by issuing 396,455,965 common shares at a price of CAD $0.90 per share. Additionally, the Company satisfied the purchase price of the Yamana Portfolio by issuing 66,500,000 common shares to the Yamana Group at a price of CAD $0.90 per share and by paying $20 million in cash (the “Yamana Cash Consideration”). Pursuant to a Deferred Payment Agreement between the Company and the Yamana Group, the Company will pay $10 million of the Yamana Cash Consideration through a deferred payment (the “Deferred Payment”), which has a 2-year term (subject to an early redemption feature) and bears interest at an annual rate of 3%. The principal amount of the deferred payment and interest thereon is convertible, at any time, at the option of the Yamana Group into common shares of the Company at a price of CAD $0.90 per share.
In connection with the RTO Transaction, Nomad, the Orion Group and the Yamana Group entered into an investor rights agreement dated May 27, 2020 (the “IRA”) which is governing the relationship of Nomad with the Orion Group and the Yamana Group as shareholders of the Company and providing both the Orion Group and the Yamana Group with nomination rights to the Board of the Directors of the Company, registration rights as well as the right to maintain their respective ownership interest in the Company. Pursuant to the IRA, the common shares of Nomad issued to the Orion Group in the RTO Transaction were subject to a 12-month lockup period while those issued to the Yamana Group were subject to a six-month lockup period.
The RTO Transaction resulted in a reverse take-over of Nomad by the Orion Fund II Portfolio, whereby the Orion Fund II Portfolio was deemed to have acquired control of Nomad through the deemed issuance of 33,282,236 common shares to Nomad’s shareholders based on Nomad’s net assets as at May 27, 2020. Consequently, these consolidated financial statements reflect only the assets, liabilities, operations and cash flows of Orion Fund II Portfolio for dates and periods prior to May 27, 2020 and include Nomad’s assets and liabilities since May 27, 2020.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

This transaction constitutes a reverse take-over of the Company but does not meet the definition of a business combination under IFRS 3 Business Combinations. Accordingly, the reverse take-over transaction was accounted for as an acquisition of assets and assumption of liabilities taking into account the application of IFRS 2 Share-based Payment.

In accordance with IFRS 2, equity instruments issued were recognized at fair value of net assets acquired and services received. Services received by the Company consist in the listing of the Company on the TSX and are measured at the amount of the excess of the fair value of equity instruments, which include the issuance of the Company’s shares and share options to the existing share and option holders over the Company's net assets acquired. The transaction with the Company is thus recognized in substance as if Orion Fund II Portfolio had proceeded to the issuance of shares and share options to acquire the Company’s net assets on May 27, 2020.
The acquisition of the Company has been accounted for as follows:

Consideration paid for the deemed acquisition of the Company:	$

33,282,236 common shares deemed issued to the Company's existing shareholders (1)	21,737
2,425,000 share options deemed issued to the Company's existing optionholders (2)	1,108
Transaction costs	1,102
23,947

Net assets of Guerrero Ventures Inc. deemed acquired as at May 27, 2020:

Net assets	455

Listing expenses	23,492
(1)Based on the 33,282,236 common shares outstanding as at May 27, 2020. The price of the shares was based on the pricing of the Financing.
(2)Based on the 2,425,000 share options outstanding as at May 27, 2020. The fair value of the share options was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.4%, average projected volatility of 41%, dividend yield of 2.2%, average expected life of share options of 4.2 years for a fair value of the share options of $0.46 per share option.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The RTO Transaction also led to the acquisitions of the Bonikro Gold Stream and the Yamana Portfolio by the Company, which have been recorded as acquisitions of assets as neither the acquired assets and assumed liabilities constitute businesses under IFRS 3 Business Combinations. The net assets of the Bonikro Gold Stream and the Yamana Portfolio acquired were recorded at the fair value of the consideration paid and allocated to the assets and liabilities based on their estimated relative fair values as at May 27, 2020. As such, the consideration paid and the allocation to the net assets acquired, are summarized as follows:

	Bonikro Gold Stream	Yamana Portfolio
Consideration paid for the acquisitions:	$	$

68,738,445 common shares issued to Orion Group (1)	38,160	—
66,500,000 common shares issued to the Yamana Group (2)	—	37,786
Deferred Payment to Yamana – debt host(3)	—	8,680
Fair value of conversion option of Deferred Payment to the Yamana Group(3)	—	1,320
Cash(4)	—	10,000
Nomad’s transaction costs	—	177

	38,160	57,963

Assets acquired and liabilities assumed:

Cash	3,149	—
Royalty, stream and other interests	35,011	57,963

	38,160	57,963
(1)The fair value of the consideration paid in common shares represents the fair value of the shares based on the pricing of the concurrent private placement minus a discount to take into account the twelve-month restrictions on their sales.
(2)The fair value of the consideration paid in common shares represents the fair value of the shares based on the pricing of the concurrent private placement minus a discount to take into account the six-month restrictions on their sales.
(3)The Deferred Payment is a financial instrument, comprising a debt host and a conversion option. The initial carrying amount of $8,680,000 for the debt host represents the residual amount of the Deferred Payment after separating out the $1,320,000 fair value of the embedded conversion option derivative estimated using a Monte-Carlo valuation model to simulate the Company’s future share price volatility (Note 12).
(4)At closing of the RTO Transaction, $2,241,000 was retained from the Cash Consideration to pay the withholding taxes payable in Brazil related to the gain realized by the Yamana Group. This amount was paid to the Brazilian tax authorities during the second quarter of 2020.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 7 - Amounts Receivable
Amounts receivable comprised the following:

	December 31, 2020	December 31, 2019
	$	$
Trade receivables	842	—
Interest receivable	—	140
Sales taxes receivable	507	—
	1,349	140

Note 8 - Other Assets
Other assets comprised the following:

	December 31, 2020	December 31, 2019
	$	$
Prepaid expenses	347	—
Deferred costs	294	—
Deferred financing fees	328	—
Other	54	300
	1,023	300

Note 9 - Gold Prepay Loan
In September 2016, the Orion Fund II Portfolio provided a $42.2 million senior-secured gold prepay facility to Premier Gold Mines Limited (“Premier”). The investment is secured by the assets of the Mercedes mine and the South Arturo mine. Under this arrangement, Orion Fund II Portfolio obtained the right to receive 2,450 ounces (“oz.”) of gold in kind and interest of 6.5% payable quarterly in cash.
On March 4, 2020, Orion Fund II Portfolio increased the principal amount outstanding under its existing gold prepay agreement by $15.5 million with Premier and extended the maturity date to June 30, 2023 being required to deliver each quarter 2,450 ounces of refined gold to Orion Fund II Portfolio until June 30, 2020, and 1,000 ounces of refined gold thereafter, until an aggregate of 16,900 ounces of refined gold (inclusive of the ounces remaining under the existing gold prepay agreement) have been delivered to the Company. As per the adjustments to the quarterly gold quantity and aggregate gold quantity clause of the agreement ("Threshold Gold Price Clause"), if the quarterly average gold price is greater than $1,650 per ounce, then the aggregate gold quantity deliverable is reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold). As at December 31, 2020, an aggregate of 10,000 ounces of refined gold remained to be delivered under the gold prepay agreement before adjustment to Threshold Gold Price Clause.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	For the year ended December 31, 2020	For the year ended December 31, 2019
	$	$
Opening balance	6,842	17,380

Increase in principal of gold prepay loan	15,500	—
Gold deliveries	(11,674)	(13,996)
Interests	(965)	(832)
Change in fair value	5,454	4,290

Closing balance	15,157	6,842
Interests include interests receivable of nil in 2020 (2019 - $140,000).
Based on the gold delivery schedule, current and non-current portions of the gold prepay loan are as follows:

	December 31, 2020	December 31, 2019
	$	$
Total	15,157	6,842
Less: current portion	(6,920)	(6,842)
Non-current portion	8,237	—

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 10 – Royalty, Stream and Other Interests
The following table summarizes the carrying values of the Company’s royalty, stream and other interests as at December 31, 2020:

	Cost			Accumulated depletion			Carrying amount
	Balance – January 1, 2020	Additions	Balance – December 31, 2020	Balance – January 1, 2020	Depletion	Balance – December 31, 2020	Balance – December 31, 2020
Stream interests
Blyvoor Gold Stream	37,000	—	37,000	—	—	—	37,000
Woodlawn Silver Stream	19,000	—	19,000	(35)	(367)	(402)	18,598
Mercedes and South Arturo Silver Stream	20,086	—	20,086	(7,078)	(2,581)	(9,659)	10,427
Bonikro Gold Stream	—	35,011	35,011	—	(4,083)	(4,083)	30,928
Total – Stream interests	76,086	35,011	111,097	(7,113)	(7,031)	(14,144)	96,953

Royalty and other interests
RDM Gold Royalty	—	5,817	5,817	—	(699)	(699)	5,118
Gualcamayo Gold Royalty	—	39,634	39,634	—	—	—	39,634
Suruca Gold Royalty	—	12,512	12,512	—	—	—	12,512
Troilus Gold Royalty	—	8,575	8,575	—	—	—	8,575
Moss Gold Royalty	—	9,086	9,086	—	(139)	(139)	8,947
Robertson Gold Royalty	—	34,665	34,665	—	—	—	34,665
Blackwater Gold Royalty	—	1,519	1,519	—	—	—	1,519
Total – Royalty and other interests	—	111,808	111,808	—	(838)	(838)	110,970

	76,086	146,819	222,905	(7,113)	(7,869)	(14,982)	207,923

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The following table summarizes the carrying values of the Company’s stream interests as at December 31, 2019:

	Cost			Accumulated depletion			Carrying amount
	Balance – January 1, 2019	Additions	Balance – December 31, 2019	Balance – January 1, 2019	Depletion	Balance – December 31, 2019	Balance – December 31, 2019
Stream interests
Blyvoor Gold Stream	—	37,000	37,000	—	—	—	37,000
Woodlawn Silver Stream	16,000	3,000	19,000	—	(35)	(35)	18,965
Mercedes and South Arturo Silver Stream	10,086	10,000	20,086	(4,522)	(2,556)	(7,078)	13,008
Total – Stream interests	26,086	50,000	76,086	(4,522)	(2,591)	(7,113)	68,973

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Acquisitions

On May 27, 2020, the Company completed the acquisitions of the Bonikro Gold Stream and the Yamana Portfolio, comprised of the RDM Gold Royalty, the Gualcamayo Gold Royalty and the Suruca Gold Royalty. The acquisitions are described in Note 6.
On July 31, 2020, the Company completed the acquisition of a net smelter return (“NSR”) royalty on the Troilus Gold Project. The Company satisfied the purchase price payable to a private vendor by issuing 5,769,231 units of the Company, comprised of one common share and one-half of a common share purchase warrant and by paying $1.9 million in cash.
On September 28, 2020, the Company completed the acquisition of Valkyrie Royalty Inc., the owner of a 0.50% to 3% NSR royalty on the Moss Gold Mine by issuing 7,399,970 common shares.
On November 19, 2020, the Company acquired all of the outstanding common shares of Coral Gold Resources Ltd. (“Coral”), the owner of a 1% to 2.25% sliding scale NSR royalty on the Robertson Project. For each common share of Coral, shareholders received 0.80 of a unit of the Company, comprised of one common share and one-half of a common share purchase warrant and $0.05 in cash.
On December 23, 2020, the Company completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project. The Company satisfied the first tranche of the purchase price payable to a private vendor by issuing 791,854 common shares of the Company and by paying $0.9 million in cash. On January 11, 2021, the Company satisfied the second and last tranche of the purchase price by issuing 791,856 common shares of the Company and by paying $0.9 million in cash.
The acquisitions have been recorded as acquisitions of assets as the acquired assets do not constitute businesses under IFRS 3. The assets acquired were recorded at the fair value of the consideration paid and allocated to the assets and liabilities based on their estimated relative fair values. The consideration paid and the allocation to the net assets acquired are summarized as follows:

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Troilus Gold Royalty	Moss Gold Royalty	Robertson Gold Royalty	Blackwater Gold Royalty
Consideration paid for the acquisitions:	$	$	$	$
5,769,231 common shares issued to private vendor(1)(2)	6,456	—	—	—
7,399,970 common shares issued to acquire Valkyrie Royalty Inc. (2)	—	8,906	—	—
39,994,252 common shares issued to acquire Coral Gold Resources Ltd.(2)	—	—	37,603	—
791,854 common shares issued to private vendor(2)	—	—	—	628
2,884,616 share purchase warrants issued to private vendor(1)	209	—	—	—
19,997,118 share purchase warrants issued to acquire Coral Gold Resources Ltd.(3)	—	—	2,629	—
Cash	1,869	—	1,909	861
Nomad’s transaction costs	41	366	531	30

	8,575	9,272	42,672	1,519

Net assets acquired:
Cash acquired	—	77	8,118	—
Other net assets acquired (net liabilities assumed)	—	109	(111)	—
Royalty interests	8,575	9,086	34,665	1,519

	8,575	9,272	42,672	1,519
(1)The purchase price was satisfied by the issuance of 5,769,231 units of the Company. Each unit consisted of one common share and one-half of one common share purchase warrant of Nomad. The share purchase warrants entitle the holders to purchase one common share of the Company at a price of CAD $1.75 per common share for a period of 2 years. The warrants are callable by the Company if the daily volume weighted average trading price of the common shares on the TSX exceeds CAD $2.19 for a period of 20 consecutive trading days. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model and adjusted to reflect the impact of the callable option by the Company based on the following weighted average assumptions: risk-free interest rate of 0.3%, average projected volatility of 49%, dividend yield of 1.3%, average expected life of warrants of 2 years for a fair value of the share options of CAD $0.10 per share purchase warrant.
(2)The fair value of the consideration paid in common shares is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of the issuance.
(3)The share purchase warrants entitle the holders to purchase one common share of the Company at a price of CAD $1.71 per common share for a period of 2 years. The warrants are callable by the Company if the daily volume weighted average trading price of the common shares on the TSX exceeds the warrants exercise price by 25% for a period of 20 consecutive trading days starting one year from the acquisition. The fair value was estimated using the Black-Scholes option pricing model and adjusted to reflect the impact of the callable option by the Company based on the following weighted average assumptions: risk-free interest rate of 0.27%, average projected volatility of 49%, dividend yield of 1.63%, average expected life of warrants of 2 years for a fair value of the share options of CAD $0.17 per share purchase warrant.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

A brief overview of the above assets is as follows:
Blyvoor Gold Stream
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine in South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold (Pty.) Ltd. ("Blyvoor Gold") and is in its final construction and restart phase with initial production currently expected to commence in the first half of 2021.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•For the first 300,000 ounces of gold delivered under the stream, a 10% gold stream on the first 160,000 ounces of gold produced within a calendar year, then 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300,000 ounces of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100,000 ounces of gold produced in each calendar year; and
•the gold production at the Blyvoor Gold Mine is subject to an ongoing payment of $572 per ounce.
The Blyvoor Gold Stream is secured against the property and assets of Blyvoor Gold.
Bonikro Gold Stream
The Bonikro Gold Stream is a gold stream on the Bonikro Gold Mine located in Côte d’Ivoire. The Bonikro Gold Mine is operated by Allied Gold Corp.
The following is a summary of the material terms of the Bonikro Gold Stream:
•initially, delivery of 6% of refined gold in respect of each lot, until both (i) 650,000 ounces of refined gold have been outturned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
•thereafter, 3.5% of refined gold in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been outturned; and (ii) 61,750 ounces of refined gold have been delivered;
•thereafter, 2% of refined gold in respect of each lot; and
•subject to an ongoing payment at the lesser of $400 per ounce and the gold market price on the business day immediately preceding the date of delivery.
The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019.
Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Company has been receiving physical delivery of gold.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Mercedes and South Arturo Silver Stream
The Mercedes and South Arturo Silver Stream is a silver stream interest on the Mercedes Mine and South Arturo Mine, which are located in Mexico and Nevada (USA), respectively. The Mercedes Mine is wholly-owned and operated by Premier Gold Mines Limited (“Premier Gold”) while the South Arturo Mine is 60% owned by Nevada Gold Mines LLC, a joint venture between Barrick Gold Corporation and Newmont Corporation, and 40% by Premier Gold. Both mines are currently in production.
The following is a summary of the material terms of the Mercedes and South Arturo Silver Stream:
•Delivery of (i) 100% on the silver production from the Mercedes Mine and 100% on the silver production from the South Arturo Mine attributable to Premier Gold (40% attribution), until a total of 3.75 million ounces of refined silver have been delivered; and (ii) after a total of 3.75 million ounces of refined silver have been delivered, the delivery will be reduced to 30%;
•minimum annual delivery of 300,000 ounces of refined silver until the cumulative delivery of 2.1 million ounces; and
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
The Mercedes and South Arturo Silver Stream is secured by, among other things, a continuing security interest and a second-ranking encumbrance.
Woodlawn Silver Stream
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located in Australia. The Woodlawn Mine is operated by Heron Resources Limited and has been put into care and maintenance due to COVID-19 from the commissioning stage.
The following is a summary of the material terms of the Woodlawn Silver Stream Agreement:
•The stream amount on payable silver is as follows:
•80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
•thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
•thereafter, 25% of payable silver for the remaining life of mine after; and
•subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
•The stream amount on payable zinc is as follows:
•Silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

•zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
•subject to an ongoing payment of 20% of prevailing silver market price.
As part of the stream arrangement, the Company is entitled to a marketing fee equal to 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead.
The Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of the seller.
Blackwater Gold Royalty
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from a specific mineral tenure which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold Inc.
Gualcamayo Gold Royalty
The Gualcamayo Gold Royalty consists of a NSR royalty on the Gualcamayo Mine which is located in Argentina and is currently operated by Mineros S.A. The oxides component of the Gualcamayo Mine is in production. The deep carbonates project (“DCP”) component of the mine is at the pre-feasibility study stage of development.
The details of the Gualcamayo Gold Royalty, including the DCP commercial production payment, are as follows:
•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production. The Gualcamayo DCP component of the mine has not declared commercial production as at December 31, 2020.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Moss Gold Royalty
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.
The Moss Gold Mine is located in Arizona, U.S.A., and has been producing since 2018 by the operator Northern Vertex Mining Corp.
RDM Gold Royalty
The RDM Gold Royalty consists of a NSR royalty on the RDM Gold Mine, which is located in Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned Brazilian subsidiary of Equinox Gold Corp. (the company resulting from the combination of Equinox Gold Corp. and Leagold Mining Corporation pursuant to an arrangement that became effective on March 10, 2020) and is currently in production.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
Robertson Gold Royalty
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

In the event that the Robertson property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson property is an advanced exploration project located in Nevada, USA and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation.
Suruca Gold Royalty
The Suruca Gold Royalty consists of a 2% NSR royalty on the Suruca gold deposit upon which the Suruca Project is being developed. The Suruca Project is located in Brazil. The Suruca Project is a gold development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation. The Suruca Project is not yet in production.
Troilus Gold Royalty
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp.
Note 11 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	December 31, 2020	December 31, 2019
	$	$
Accounts payable	1,335	375
Dividends payable	2,220	—
Accrued liabilities	836	—
	4,391	375
Note 12 – Deferred Payment Liability
Pursuant to the terms of the Deferred Payment described in Note 6, the Company exercised the option to pay up to $10 million of the Yamana Cash Consideration through a deferred payment, which has a term of two years (subject to early redemption features), bears interest at an annual rate of 3%, payable on a quarterly basis, and is convertible at any time, in whole or in part, at the option of the Yamana Group, into Nomad’s common shares at a price of CAD $0.90 per common share. Nomad may pay the Deferred Payment in full at the end of one year, subject to an additional payment by Nomad equal to 5% of the deferred cash payment.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The Deferred Payment is a compound financial instrument, comprising a debt host (“Deferred Payment Liability”) and a conversion and early redemption option portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated balance sheets. The initial carrying amount of $8,680,000 for the debt host represents the residual amount of the Deferred Payment after separating out the initial $1,320,000 fair value of the embedded Conversion option derivative.

	Debt host	Conversion option	Total
	$	$	$
Balance as at January 1, 2020	—	—	—
Deferred Payment to the Yamana Group (Note 6)	8,680	1,320	10,000
Change in fair value of Conversion option	—	1,693	1,693
Finance costs (1)	545	—	545
Interest paid	(179)	—	(179)
Balance as at December 31, 2020	9,046	3,013	12,059
(1)Finance costs are calculated by applying the effective interest rate of 10.4% to the debt host.
From a liquidity perspective, the maximum amount that could be paid, if the Deferred Payment is not converted prior to maturity, is $10 million or $10.5 million if Nomad elects to pay the Deferred Payment in full at the end of year one, plus the 3% interest on the $10 million nominal amount.
Note 13 – Revolving Credit
On August 17, 2020, the Company entered into a credit agreement for a $50 million revolving credit facility (the “Facility”) with an option to increase to $75 million, subject to satisfaction of certain conditions. The Facility is secured by all of the Company’s assets and has an 18-month term, extendable through mutual agreement between Nomad and the lenders. Drawn funds will bear interest at a US base rate or LIBOR (or a successor rate in the event that LIBOR is no longer available) plus applicable margins between 2.25% and 4.25% depending on the Company’s leverage ratio. The Facility is also subject to a standby fee of 0.73125% to 0.95625% depending on the Company's leverage ratio. Deferred financing costs are classified as Other assets and are amortized over the term of the Facility. For the year ended December 31, 2020, amortization of $105,000 was recorded as Finance costs. As at December 31, 2020, no amount was drawn under the Facility.
In connection with the Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at December 31, 2020, the Company is in compliance with all covenants under the Facility.

Nomad Royalty Company Ltd.
Consolidated balance sheets
(tabular amounts expressed in thousands of United States dollars)
Note 14 – Common Shares
Authorized Share Capital
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in one or more series. As at December 31, 2020, no preference shares were outstanding.
Changes in the Company’s common shares issued and outstanding for the year ended December 31, 2020 were as follows:

	Number of shares	Amount
		$
Balance as at January 1, 2020 - Shares issued to the Orion Group as part of the RTO (a)(1)	327,717,520	75,880
Net parent investment movement to May 27, 2020	—	17,660
	327,717,520	93,540

Common shares deemed issued to the Company’s existing shareholders prior to the RTO (a)	33,282,236	21,737
Shares issued in consideration for the acquisition of the Bonikro Gold Stream (Note 6)	68,738,445	38,160
Shares issued in consideration for the acquisition of the Yamana Portfolio (Note 6)	66,500,000	37,786
Shares issued in consideration for the acquisition of the Troilus Gold Royalty (Note 10)	5,769,231	6,456
Shares issued in consideration for the acquisition of Valkyrie Royalty Inc. (Note 10)	7,399,970	8,906
Shares issued in consideration for the acquisition of Coral Gold Resources Ltd. (Note 10)	39,994,252	37,603
Shares issued in consideration for the acquisition of the Blackwater Gold Royalty (Note 10)	791,854	628
Shares issued in connection with the Financing (b)	14,777,778	9,652
Shared issued in settlement of restricted share units (Note 15)	457,838	366
Share issue expense, net of income taxes of $247,000 (b)(c)	—	(624)
Balance as at December 31, 2020	565,429,124	254,210
(1)Corresponds to the parent’s net investment at the time of the RTO Transaction due to the use of the continuity of interest method of accounting. For purposes of these financial statements, these shares are deemed to have been outstanding since January 1, 2019.
(a)Reverse take-over
On May 27, 2020 and as described in Note 6, the transaction between the Orion Group and the Company was considered to be a reverse take-over of the Company by Orion Portfolio Fund II whereby Orion Portfolio Fund II has acquired control of the Corporation through the deemed issuance of 33,282,236 common shares to the Company’s existing shareholders. The price of the shares issued was based on the pricing of the Financing at CAD $0.90 per common share for an amount of $21,737,000. As part of the RTO Transaction, 327,717,520 common shares were issued to the OMF Fund II.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

(b)Private placement
On May 27, 2020 and as described in Note 6, concurrently with the RTO Transaction and to fund a portion of the Yamana Cash Consideration, Nomad completed a private placement and issued 14,777,778 common shares at a price of CAD $0.90 per common share, for total gross proceed of $9,652,000 (CAD $13,300,000). The Company incurred $695,000 as share issue expense, including commission of the underwriters. Officers of the Company participated in the Financing for a total consideration of $376,000 (CAD $518,000) under the same terms as other investors.
(c)Share issue expense

In addition to the share issue expense related to the private placement, the Company incurred $176,000 as share issue expense in connection with the acquisitions described in Note 10.
Warrants
The following table presents a summary of share purchase warrants outstanding:

	Number of Warrants	Amount	Weighted average exercise price
		$	CAD $
Warrants outstanding as at January 1, 2019 and December 31, 2019	—	—	—
Granted
Troilus Gold Royalty acquisition (Note 10)	2,884,616	209	1.75
Coral Gold Resources Ltd. acquisition (Note 10)	19,997,118	2,629	1.71
Warrants outstanding as at December 31, 2020	22,881,734	2,838	1.72

Capital management
The Company’s objectives when managing capital are to:
•safeguard its ability to continue as a going concern, so that the Company can continue to maximize returns for shareholders and benefits for other stakeholders; and
•maintain an optimal capital structure to reduce the cost of capital.
The Company defines capital as total equity attributable to common shareholders and undrawn portion of the Facility. Capital is managed by the Company’s management and governed by the Board of Directors.
The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under the Facility (Note 13) as at December 31, 2020.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 15 – Share-based Compensation
On April 14, 2020, the Shareholders of the Company approved a share purchase option plan (the “Nomad Option Plan”), a share unit plan (the “Nomad Share Unit Plan”), and a deferred share unit plan (the “Nomad DSU Plan”) (together, the “Plans”). The Plans became effective upon the listing of the common shares of the Company on the TSX, on May 29, 2020.
The Plans permit the issuance of options to purchase common shares (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued and outstanding common shares as at the date of the grant. No participant will be able to hold Options, RSUs, PSUs or DSUs with respect to such number of common shares that would exceed 5% of the number of common shares issued and outstanding. In addition, within any one-year period, the number of common shares issued to insiders of the Company under the Plans, cannot exceed 10% of the common shares then issued and outstanding.
Share options
The Company established the Nomad Option Plan, an equity-settled plan, whereby the Company’s Board of Directors may, from time to time, grant options to directors, officers, employees and consultants. The exercise price of an Option, determined by the Board of Directors, is not less than the closing price of the common shares on the TSX on the last trading day preceding the grant date. The duration and the vesting period are determined at the discretion of the Company’s Board of Directors. However, the expiry date may not exceed 10 years after the grant date.
The Nomad Option Plan replaced the Guerrero Ventures Inc.’s share purchase option plan (the “Guerrero Option Plan”) following the completion of the RTO Transaction. The 2,425,000 options outstanding under the Guerrero Option Plan continue to be exercisable.
Set out below are summaries of options granted under the Nomad Option Plan and the Guerrero Option Plan:

	Number of Options	Weighted average exercise price per share
		CAD $
Options outstanding as at January 1, 2020	—	—
Options deemed issued upon the RTO (Note 6)	2,425,000	0.20
Granted	8,258,100	1.03
Options outstanding as at December 31, 2020	10,683,100	0.84
Options exercisable as at December 31, 2020	7,425,000	0.67

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

A summary of the Company’s Options as of December 31, 2020 is as follows:

Exercise Price	Number of Options outstanding	Number of Options exercisable	Weighted Average Remaining Contractual Life (in years)
CAD $

0.20	2,425,000	2,425,000	3.6
0.90	5,000,000	5,000,000	3.6
1.12	552,100	—	4.9
1.23	2,523,300	—	4.4
1.50	182,700	—	4.6
	10,683,100	7,425,000	3.9
The Company expenses the fair value of the Options that are expected to vest, over the vesting period, using the Black-Scholes option pricing model to estimate the fair value at the date of grant. The model requires the use of subjective assumptions, including expected share price volatility. Expected volatility is determined by benchmarking comparable situations for companies that are similar to the Company. The weighted average fair value of share purchase Options granted, and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

For the year ended December 31, 2020

Black-Scholes weighted average assumptions
Grant date share price and exercise price (CAD$)	$1.00
Expected dividend yield	2.0%
Expected volatility	40%
Risk-free interest rate	0.4%
Expected Option life, in years	4.4
Weighted average fair value per Option granted	$0.27
The fair value of the Options is recognized as compensation expense over the vesting period. For the year ended December 31, 2020, the total share-based compensation related to options amounted to $1,329,000, including an amount of $196,000 related to compensation expected to be settled in Options in 2021 (2019 – nil) and is classified under Share-based compensation.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Restricted and performance share units
The Company established the Nomad Share Unit Plan, whereby the Company’s Board of Directors may, from time to time, grant RSUs and PSUs to officers, employees and consultants of the Company.
Each RSU and PSU entitles the participant to receive, at the Company’s discretion, one common share, its cash equivalent or a combination of common share and cash. The Company intends to settle these RSU and PSU in the form of common shares and therefore, the Nomad Share Unit Plan is considered an equity-settled plan. At the time of granting RSUs or PSUs under the Nomad Share Unit Plan, the Board of Directors determines, in its sole discretion, any vesting conditions, settlement period or other conditions applicable to such grant; and in case of PSUs determine the level of attainment of the performance objectives which must be attained for any PSUs to be earned.
RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the RSU holder that must be remitted by the Company to the tax authorities.
Participants may elect to defer the settlement of RSUs and PSUs to a later date but not later than the expiry date of such RSUs and PSUs.
Set out below are summaries of RSUs granted under the Nomad Share Unit Plan:

	Number of RSUs	Weighted average intrinsic value at grant date
		CAD $
RSUs outstanding as at January 1, 2020	—	—
Granted	2,414,022	1.10
Settled	(952,722)	1.07
RSUs outstanding as at December 31, 2020	1,461,300	1.12
RSUs vested as at December 31, 2020	—	—
The fair value of the RSUs is recognized as compensation expense over the vesting period. For the year ended December 31, 2020, the total share-based compensation related to RSUs amounted to $1,030,000 (2019 – nil) and is classified under Share-based compensation. During the year ended December 31, 2020, 952,722 RSUs were settled (2019 – nil).

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Deferred share units
The Company established the Nomad DSU Plan, whereby the Company may, from time to time, grant DSUs to non-executive directors of the Company. These directors may elect to receive all or part of the retainer fees payable to them as a member of the Board of Directors in DSUs. DSUs expire on the business day that is immediately preceding December 31 of the calendar year following the calendar year during which the non-executive director ceases to be a director of the Company and the Company may, at its sole discretion, settle the DSUs by delivering common shares, making a cash equivalent payment or a combination of common shares and cash. DSUs have the same value as common shares. Once they cease to be a member of the Board of Directors, the Company intends to settle these DSU in the form of common shares and therefore, the Nomad DSU Plan is considered an equity-settled plan.
DSUs give the holder the right to receive a specified number of common shares at the specified vesting date. Compensation expense related to DSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant. On the settlement date, one common share is issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.
Set out below are summaries of DSUs granted under the Nomad DSU Plan:

	Number of DSUs	Weighted average intrinsic value at grant date
		CAD $
DSUs outstanding as at January 1, 2020	—	—
Granted	673,800	1.32
DSUs outstanding as at December 31, 2020	673,800	1.32
DSUs vested as at December 31, 2020	—	—
The fair value of the DSUs is recognized as compensation expense over the vesting period. For the year ended December 31, 2020, the total share-based compensation related to DSUs amounted to $383,000 (2019 – nil) and is classified under Share-based compensation.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 16 – Income Taxes
Income tax recovery for the years ended December 31, 2020 and 2019 is as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019
	$	$
Current income tax expense
Expense for the year	239	—
Current income tax expense	239	—
Deferred income tax recovery
Origination and reversal of temporary differences in the current year	(41,812)	—
Deferred income tax recovery	(41,812)	—
Income tax recovery	(41,573)	—

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended and December 31, 2020 and 2019, is as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019
	$	$
Income (loss) before income taxes	(21,462)	1,958
Statutory tax rate	26.5%	26.6%
Income tax expense (recovery) at statutory rates	(5,687)	521
Reconciling items:
Not deductible listing expenses	5,346	—
Not deductible expenses	898	—
Differences in foreign statutory tax rates	—	(521)
Impact of change of tax status	(35,111)	—
Foreign withholding tax	239	—
Temporary differences subject to initial recognition exemption	23	—
Foreign exchange	(7,206)	—
Other	(75)	—
Net income tax recovery	(41,573)	—

As a result of the transactions described in Note 6, the tax bases of Orion Fund II Portfolio assets were increased, creating temporary differences. These assets became taxable in Canada, for which a deferred tax asset and a corresponding income tax recovery of $35,111,000 was recorded. Deferred tax asset has been recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.
Carve-out structure was not subject to taxes and therefore no income or deferred taxes were included in the carve-outs. Tax amounts disclosed for the year ended December 31, 2019 are not necessarily

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

representative of tax amounts that may arise if the carve-out assets and liabilities were included in legal entities.
The significant components and movement of deferred income tax assets and liabilities as at December 31, 2020 and 2019 and for the year then ended are as follows:

	As at January 1, 2019 and December 31, 2019	Consolidated statement of income	Equity	As at December 31, 2020
	$	$	$	$
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and other interests	—	39,642	—	39,642
Deferred and restricted share units	—	393	—	393
Share and debt issue expenses	—	(14)	247	233
Non-capital loss carry-forwards	—	1,990	—	1,990
	—	42,011	247	42,258

Deferred income tax liabilities:
Taxable temporary differences relating to:
Gold prepay loan	—	199	—	199
	—	199	—	199
Deferred income tax assets, net	—	41,812	247	42,059

Deferred tax assets and liabilities have been offset in the consolidated balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 17 – Other Operating Expenses (Income)

	For the year ended December 31, 2020	For the year ended December 31, 2019
	$	$
Other operating expenses (income) by nature
Employees and directors benefit expenses (a)	3,079	—
Professional fees	1,736	2,357
Rent, insurance and office expenses	337	49
Investors relations and promotional expenses	154	—
Public company expenses	116	—
Other expenses	28	42
Change in fair value of gold prepay loan	(5,454)	(4,290)
Listing expenses	23,492	—
	23,488	(1,842)

(a) Employee benefit expenses comprise the following:
Salaries and wages	337	—
Share-based compensation	2,742	—
	3,079	—

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 18 – Net Income (Loss) per Share
Basic net income (loss) per share is based on net income (loss) attributable to the common shareholders and is calculated based upon the weighted average number of common shares outstanding during the periods presented. For comparative purposes, the Company’s common shares issued to the parent under the RTO Transaction, have been assumed to be outstanding as of the beginning of each period presented, including periods prior to the RTO Transaction.
For the year ended December 31, 2020, a total of 183,000 share options and all warrants for which the sum of the exercise price and any related unearned share-based compensation exceeds the average share price are excluded from the computation of the diluted net income per share and all potentially dilutive common shares related to the Deferred Payment are deemed to be antidilutive as their impact would increase the net income per share. Computation of the diluted net income per share is presented below:

	For the year ended December 31, 2020			For the year ended December 31, 2019
	Net income	Number of shares	Per share amount	Net income	Number of shares	Per share amount
	$	(in thousands)	$	$	(in thousands)	$
Basic net income per share	20,111	446,616	0.05	1,958	327,718	0.01

Effect of dilutive securities
- Share options	—	4,137	—	—	—	—

Diluted net income per share	20,111	450,753	0.04	1,958	327,718	0.01

Note 19 – Supplemental Cash Flow Information

	Year ended
	December 31, 2020	December 31, 2019
Changes in other assets and liabilities
Amounts receivable	(1,102)	—
Other assets	(340)	(300)
Accounts payable and accrued liabilities	1,049	317
	(393)	17

As at December 31, 2020 (nil - 2019) an amount of $315,000 for the acquisition of royalty interests was included in accounts payable and accrued liabilities.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 20 – Segment Disclosure
The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other royalty, stream and other interests. All of the Company’s assets and revenues are attributable to this single operating segment.
Geographic revenues
Geographic revenues from the sale of metals received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty or stream interests.
For the years ended and December 31, 2020 and 2019, royalty, stream and other interest revenues were earned from the following jurisdictions and type of underlying agreement:

	Revenue for the year ended December 31, 2020
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	—	5,083	208	11,689	16,980	63%
South America	—	—	1,178	—	1,178	4%
Africa	7,454	—	—	—	7,454	28%
Australia	—	1,154	—	—	1,154	4%
	7,454	6,237	1,386	11,689	26,766	100%

	Revenue for the year ended December 31, 2019
	Silver Streams	Gold Prepay Loan	Total
	$	$	$	%

North America	3,250	14,015	17,265	99%
Australia	112	—	112	1%
	3,362	14,015	17,377	100%

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Geographic net assets
The following table summarizes the royalty, stream and other interests, as at December 31, 2020 and December 31, 2019, based on the jurisdictions of the mining properties and type of underlying agreement:

	As at December 31, 2020
	Gold Streams	Silver Streams	Royalties	Total
	$	$		$	%

North America	—	10,427	53,706	64,133	31%
South America	—	—	57,264	57,264	28%
Africa	67,928	—	—	67,928	33%
Australia	—	18,598	—	18,598	9%
	67,928	29,025	110,970	207,923	100%

	As at December 31, 2019
	Gold Streams	Silver Streams	Total
	$	$	$	%

North America	—	13,008	13,008	19%
Africa	37,000	—	37,000	54%
Australia	—	18,965	18,965	27%
	37,000	31,973	68,973	100%

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 21 - Fair Value Measurements
The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions. For some assets and liabilities, observable market transactions or market information might be available.
For other assets and liabilities, observable market transactions and market information might not be available. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Gold prepay loan - Transfer between Level 3 and Level 2
During the year ended December 31, 2020, the Company transferred the gold prepay loan from Level 3 to Level 2. The gold prepay loan is measured at fair value at each reporting date based on the forward pricing curves for gold contracts (observable market data - Level 2) and cash flows are discounted using a Yield-to-Maturity rate. Due to the marginal sensitivity of the Yield-to-Maturity rate in the fair value calculation, the Yield-to-Maturity rate is not a significant unobservable input and the gold prepay loan is considered a Level 2 instrument based on the fair value hierarchy.
Level 3 instrument: Conversion option – deferred payment
The Deferred Payment is a compound financial instrument, comprising a debt host (“Deferred Payment Liability”) and a conversion and early redemption option portion
The Conversion Option embedded in the Deferred Payment described in Note 12 is measured at fair value at each reporting date and is classified as Level 3 within the fair value hierarchy. The fair value of the Conversion Option is estimated using a Monte-Carlo valuation model to simulate the Company’s future share price volatility.
The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at December 31, 2020 are shown below:

	Valuation technique	Significant unobservable Inputs	Input	Sensitivity of the input to fair value
Conversion Option – Deferred Payment	Monte-Carlo	Volatility of share price	48%	Absolute value increase of 5% would result in an increase in fair value by $238.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Fair values of remaining financial assets and liabilities
Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, trade receivables, interest receivable, accounts payable and accrued liabilities and the deferred payment liability (debt host). The fair values of cash, trade receivables, interest receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the deferred payment liability approximates its carrying value as there were no significant changes in economic and risks parameters since the issuance of the instruments on May 27, 2020.
Note 22 - Financial Risk Management
The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.
Due to its activities the Company is exposed to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk and liquidity risk.
Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management ensures that its financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies approved by the Board of Directors and risk appetite.
(a)Market Risk
Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or other price risk, will affect the value of the Company’s financial instruments. The Company is exposed to the following market risks:
Foreign Exchange Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, amounts receivables and accounts payable and accrued liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities as at December 31, 2020, a 5% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net loss.
In addition, the fair value of the Deferred Payment’s Conversion Option is affected by the Canadian dollar exchange rate. A 5% increase in the foreign exchange rate would result in a decrease in income before income taxes of $354,000.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they bear interest at fixed rates.
The Company’s exposure to interest rate risk fluctuation on the fair value of the Gold prepay loan and the Conversion option is not significant, as the interest rate was fixed at inception.
Other Price Risk
The Company is exposed to other price risk arising from the impact of changes in the price of the Company’s common shares on the fair value on the Conversion Option on the Deferred Payment. As described in Note 21, the Monte-Carlo model provides with multiple scenarios for the Company’s common share price. A decrease (increase) of 5% in the Company’s common share price would decrease (increase) income before income taxes by $374,000. The Company is also exposed to changes in the price of gold on the Gold prepay loan. A decrease (increase) of 5% in the spot gold prices would decrease (increase) income before income taxes by $707,000.
(b)Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument, leading to a financial loss. Credit risk arises from cash, trade receivables and the gold prepay loan. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk and to ensure counterparties demonstrate minimum acceptable credit worthiness. The Company closely monitors its financial assets and as such does not have any significant concentration of credit risk. The Company reduces its credit risk by investing its cash with Canadian recognized financial institutions and Canadian chartered banks.
In the case of the gold prepay loan, the impact of credit risk is factored in the discount rate used in the fair value calculation and the effect is not material.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

(c)Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment in stream and royalty interests and matching the maturity profile of financial assets and liabilities. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and the amount available under the Facility. As at December 31, 2020, the Company had cash of $22,517,000 and working capital of $27,418,000. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure described in Note 14.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities as at December 31, 2020. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

			As at December 31, 2020
	Carrying amount	Maturity	Estimated payment date
			2021	2022
Financial liabilities	$		$	$
Accounts payable and accrued liabilities	4,391	Within 90 days	4,391	—
Deferred Payment Liability – debt host	9,046	May 2022	—	10,000
Interest on Deferred Payment Liability	0	Up to May 2022	300	121
Deferred Payment Liability – Conversion option	3,013	Up to May 2022	—	—
	16,450		4,691	10,121

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 23 - Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of Contract
Stream interests	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
Mercedes and South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from Jan. 31, 2019	Jan. 2019 and Mar. 2020
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Refer to Note 10 for specific delivery terms of each stream agreement.
Note 24 - Related Party Transactions
Prior to the RTO Transaction on May 27, 2020 (Note 6) and separation of the Orion Fund II Portfolio as a stand-alone public entity, the Orion Fund II Portfolio was managed and operated in the normal course of business by Orion Mine Finance Management II Limited along with other Orion Group operations and not as a separate business.
Transactions with related parties prior to RTO Transaction
Orion Fund II Portfolio had an agreement with Orion Merchant Services LLC (“OMS”), a related party. As part of this agreement OMS provided services including but not limited to logistical support, customs clearance, negotiation of transportation contracts and assistance with services incidental to the purchase and sale of physical metal transactions. As part of this agreement, Orion Fund II Portfolio paid fees to OMS for amounts of $54,000 for the period from January 1, 2020 to May 27, 2020 ($335,000 for the year ended December 31, 2019).
The Orion Fund II Portfolio had appointed Orion Mine Finance Management II Limited, an exempted company incorporated under the laws of Bermuda, as its investment manager (the “Investment Manager”) in which capacity it was responsible for managing the overall business affairs of Fund II. As part of this agreement, Orion Fund II Portfolio paid the Investment Manager $922,000 for the period from January 1, 2020 to May 27, 2020 ($1,962,000 for the year ended December 31, 2019).
These expenses were included in general and administrative expenses in the consolidated statement of income and comprehensive income.

Nomad Royalty Company Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Additional transactions with related parties are described under Notes 6 and 14 to these consolidated financial statements.
Key management compensation
Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	For the year ended December 31, 2020	For the year ended December 31, 2019
	$	$
Salaries and short-term employee benefits	239	—
Share-based compensation	2,454	—
	2,693	—
For the 12-month period following the completion of the RTO Transaction, senior executives have agreed to forego the cash payment of their respective salaries with such amount to be paid instead in Nomad RSUs, to be granted on a quarterly basis. Therefore, the key management salaries for the year ended December 31, 2020 comprised of performance compensation expected to be paid in cash, cash board fees and the employer portion of payroll taxes on RSUs. The value of the salaries paid in Nomad RSUs is included in share-based compensation representing $404,000 for the period from May 27, 2020 to December 31, 2020.
Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of twice base salary and bonus and certain vesting acceleration clauses on RSUs, PSUs, DSUs and share options.
Note 25 - Subsequent Event
Dividends
On February 19, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.005 per common share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.